Mail Stop 3561

January 12, 2007

James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re:** **Animal Health International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 4, 2007**
> **File No. 333-137656**

Dear Mr. Robison:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Make selective acquisitions, page 47

1. Please provide us with your significance test pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X related to your acquisitions of Hawaii Mega-Cor., Farm City Animal Supply and Paul E. Blackmer, DVM Inc. Refer to Rule 3-05 of Regulation S-X and SAB Topic 1:J.

(4) Acquisitions, page F-17

2. We note your response to comment 6 in our letter dated December 28, 2006 and the revisions to your disclosure. Please tell why your analysis of the fair value of Walco Holdings, Inc. does not include all the cash paid to the seller as disclosed in your footnote. Additionally, please tell us how you recorded management's residual interest valued at predecessor basis.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael S. Turner, Esq.
       Goodwin Procter LLP
       Fax: (617) 523-1231